March 30, 2010

Tracey L, McNeil, Attorney-Advisor

United States

Securities and Exchange Commission

100 F. Street NE

Washington,  D.C. 20549

RE:

Amhearst Glen, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 17, 2010

File Number 333-164243

Dear Ms. McNeil:

The following are the registrant’s responses to your comment letter of March 29, 2010.

General

1.

We note your response to prior comment 6.  On page 3 and 7, you refer to the “Harold P. Gewerter, Esq. Ltd. Client Trust Account”.   Please revise accordingly.

Revised.

2.

The table on page 4 now indicates that the minimum number of shares offered is “100,000”.  In addition, the penultimate risk factor on page 12 now refers to “2,000,000 common shares to be sold.”  Please revise your filing to ensure that the minimum, maximum and total number of shares being offered is correctly reflected throughout.

Revised for consistency.

3.

The statement at the bottom of the page 4 now reads, “Subject to completion, dated Dec. 7, 2009”.  Please clarify or revise accordingly.

Revised

4.

We note revised disclosure on pages 3 and 7 that now reads “within of the effective date of the initial prospectus” (sic).  Please revise to include the number of days.

Number of days added.

5.

Please provide an updated auditor’s consent with your next amendment.

Updated consent provided.

Item 3—Summary Information and Risk Factors, page 6

The Offering, page 7

6.

We refer to our prior comment 7 in our February 3, 2010 comment letter and we substantially reissue the comment.   Although you response letter filed march 17, 2010 indicates “language revised” in response to this comment, the language “[a]ll subscription agreements and checks are irrevocable” still appears on pages 7 and 16.  Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares.  We may have further comment.

Irrevocable language has been removed.

7.

We note your revised disclosure in response to our prior comment 10.  Please also revise the related disclosure on page 3 accordingly.

Page 3 disclosure revised.

Risk Factors, page 9

8.

 Many of your risk factors contain language such as “results in no assurance” and “there can be no assurance”.   The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance.   Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

Revised.

Exhibit 5a

9.

We note the opinion of counsel was revised in response to our February 3, 2010, comments.   However, the revised opinion remains dated “January 6, 2010”.   Please provide a properly updated opinion of counsel with your next amendment.

Date updated.

Very truly yours,

/s/ Lori Barland

Lori Barland, President

Amhearst Glen, Inc.